MeWe

Campaign Teasers w/o Mar 18

- **Teaser - MeWe Official Page:**

Hello MeWe community!

I'm excited to share something HUGE coming next week, MeWe is opening a community investment round!

More than 20 million people have already joined us in building the privacy-first, user-focused alternative to Big Tech social media. Our community is expanding rapidly, and more and more of you are migrating to the Social Web every day to enjoy even greater control and ownership over your MeWe experience.

To fuel this growth, we are raising capital and offering you the opportunity to purchase MeWe stock on Wefunder so that our community can invest directly in our mission to create the ultimate decentralized social media experience.

MeWe Premium members will be among the first to receive exclusive access to the community investment round including VIP investment terms in appreciation for our power users and those who are already driving our revenue growth.

Not a member? Head to the MeWe Store and sign up for MeWe Premium to be among the first to participate!

Thank you so much for being a part of our journey. We'll be in touch with more details soon.

All the best,
Jeffrey Edell

- **Teaser - News & Updates Group (Jeffrey post):**

Hi Everyone,

Big news: **we're opening a community investment round on Wefunder!** As we continue migrating to the Social Web to give you more control over your experience, we're inviting the community to be a part of MeWe's next chapter— an opportunity to own a personal stake in the future of decentralized social media.

MeWe has always been a platform for the community—*not* corporations, advertisers, or data brokers. Today, we count more than 20 million people among our users—a number that's

rapidly rising across the globe. As our community continues to grow, we remain committed to our most important priority: user control and transparency.

That's precisely why we're raising a community investment round to fuel the next part of our story. MeWe is now the largest truly decentralized social media platform in the world but we're only as powerful as our users—and now, we're giving our community a direct opportunity to own a piece of our future.

Premium members get first access to the round including VIP pricing–(sign up here) and we'll be sharing additional details soon.

The future of social media is here—and it's being built by and for the community.

Best,
Jeffrey

- **Premium in-app notification (3/28)**

Final copy:

Title: Attention, MeWe Premium members!
Body: Our community investment round is now open!
Don't miss out on your exclusive, limited time early access.
Invest anywhere from $100 to $500k+ at:

wefunder.com/mewe

Own a stake in MeWe today!

Legalese found here: MeWe.com/ttw


MeWe
Attention, MeWe Premium members!
Our community investment round is now open!
Don't miss out on your exclusive, limited time early access.
Invest anywhere from $100 to $500k+ at: wefunder.com/mewe
Own a stake in MeWe today!
Legalese found here: MeWe.com/ttw
Learn more

- **Premium in-app notification (4/4)**

Attention MeWe Premium Members!
Reminder that our community investment round is open!
Premium members get first access on exclusive investment terms.

Reserve anywhere from $100 to $500k+ at: wefunder.com/mewe

Secure your stake in MeWe today!

Legalese found here: MeWe.com/ttw

MeWe

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MeWe ×


MeWe
THE WORLD'S
LARGEST
DECENTRALIZED
SOCIAL NETWORK

Attention MeWe Premium Members!

Reminder that our community investment round is open!
Premium members get first access on exclusive investment terms.
Reserve anywhere from $100 to $500k+
Legalese found here:
https://mewe.com/ttw

Secure your stake in MeWe today!

Reserve it now

The Music We Like

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